LEASE EQUITY APPRECIATION FUND II, L.P.
August 20, 2008
VIA FAX AND EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lease Equity Appreciation Fund II, L.P. (the “Registrant”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 333-116595
Dear Mr. O’Brien:
     This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated July 17, 2008 (the “Comment Letter”). For your convenience, the comments of the Staff are reprinted in italics, and are followed by the corresponding response of the Registrant.
     It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.
     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.
     The Registrant’s general partner’s management’s (“Management”) performed its assessment of internal control over financial reporting as of December 31, 2007 in a timely manner; however, the results of such assessment inadvertently were omitted from the Registrant’s annual report on Form 10-K. As a non-accelerated filer, the Registrant was not required to disclose these results until this most recent annual report.
     The Registrant intends to amend Item 9A of its annual report by filing an amended annual report on Form 10-K/A that will provide Management’s assessment of internal control over financial reporting as of December 31, 2007.

Mr. Terence O’Brien

     In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.
     As noted above, Management had timely performed and completed its assessment on internal control over financial reporting as of December 31, 2007. Management has evaluated whether the failure to include this report impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of December 31, 2007, and has determined that it does not affect such conclusions.
     Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.
     The Registrant has modified the certifications of its general partner’s principal executive officer and principal financial officer under Item 601(b)(31) to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) and will include the modified version as exhibits to the amended annual report on Form 10-K/A.
     The Registrant has included in Exhibit A attached hereto a draft version of the December 31, 2007 amended annual report on Form 10-K which incorporates the above changes.
     As supplemental information, the Registrant has reviewed its quarterly reports filed on Form 10-Q for the periods ending March 31, 2008 and June 30, 2008 with respect to the above referenced reports and certifications, and determined that such reports and certifications complied with applicable requirements.
     The Registrant acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

     If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours, Lease Equity Appreciation Fund II, L.P.
By:	LEAF Financial Corporation

/s/ Robert K. Moskovitz
Robert K. Moskovitz Chief Financial Officer

cc:	Tracey Houser, SEC Division of Corporate Finance

Mr. Terence O’Brien

EXHIBIT A
(see attached)

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-116595
LEASE EQUITY APPRECIATION FUND II, L.P.
(Exact name of registrant as specified in its charter)

Delaware	20-1056194

(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)
110 South Poplar Street, Suite 101, Wilmington Delaware 19801
(Address of principal executive offices)
(800) 819-5556
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	Not applicable
Securities registered pursuant to Section 12 (g) of the Act:
Limited Partnership Units
Title of Each Class
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes      ☑ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes      ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes      ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes      ☑ No
State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.
The Registrant’s securities are not traded on a public market.
DOCUMENTS INCORPORATED BY REFERENCE
None

ANNUAL REPORT ON FORM 10-K/A
For the fiscal year ended December 31, 2007
EXPLANATORY NOTE
     In this Form 10-K/A (this “Amendment”) we are updating the section concerning our general partner’s management’s assessment of internal control over financial reporting as of December 31, 2007. Although management performed this assessment in a timely manner, the results of such assessment inadvertently were omitted from our annual report on Form 10-K (the “Original Filing”). As a non-accelerated filer, we were not required to disclose these results until this most recent annual report. Please see Item 9A “Controls and Procedures” for the results of this assessment.
     We also have modified the certifications of our general partner’s principal executive officer and principal financial officer under Item 601(b)(31) to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) which were inadvertently omitted.
     Except as described above, this Amendment does not revise, update or in any way affect any information or disclosure contained in the Original Filing, including our Financial Statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation.

1

PART II
ITEM 9A – CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
          Under the supervision and with the participation of our general partner’s management, including our general partner’s chief executive officer and chief financial officer, our general partner has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(e)) as of December 31, 2007, with respect to us and, based on their evaluation, the chief executive officer and the chief financial officer have concluded that these disclosure controls and procedures are effective in all material respects, including those to ensure that information concerning us which is required to be disclosed in reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized, and reported by us within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our general partner’s management, including our general partner’s chief executive officer and chief financial officer, as appropriate to allow for timely disclosure. There have been no significant changes in our general partner’s internal controls or in other factors with respect to us that could significantly affect these controls in the fourth quarter of 2007 and subsequent to the date of their evaluation.
Management’s Annual Report on Internal Control Over Financial Reporting
          Our general partner’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework.
          Based on this assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective.
          There have been no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

2

PART IV
ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES
     The following documents are filed as part of this amended Annual Report on Form 10-K:
1.	Financial Statements

Incorporated by reference to our annual report on form 10-K for the fiscal year ended December 31, 2007.

2.	Financial Statement Schedules

No schedules are required to be presented in this report under Regulation S-X promulgated by the SEC.

3.	Exhibits

Exhibit No.		Description
3.1		Certificate of Limited Partnership for Lease Equity Appreciation Fund II, L.P. (1)

3.2		Amended Certificate of Limited Partnership for Lease Equity Appreciation Fund II, L.P.(2)

3.3		Amended and Restated Agreement of Limited Partnership for Lease Equity Appreciation Fund II, L.P. (4)

4.1		Forms of letters sent to limited partners confirming their investment(1)

10.1		Origination & Servicing Agreement among LEAF Financial Corporation, Lease Equity Appreciation Fund II, L.P. and LEAF Funding, Inc. dated April 15, 2005 (3)

10.2
Third Amendment to Secured Loan Agreement dated as of December 21, 2007 with LEAF II, LLC as Borrower, LEAF Funding, Inc. as Originator, Lease Equity Appreciation Fund II, L.P. as Seller, LEAF Financial Corporation as Servicer, U.S. Bank National Association, as Collateral Agent and Securities Intermediary and WestLB AG, New York Branch as Lender (8)

10.3		First Amendment to WestLB AG Secured Loan Agreement (5)

10.3	(a)	Second Amendment to WESTLB AG Secured Loan Agreement (6)

10.4		Assignment, Assumption and Amendment Agreement among Lease Equity Appreciation Fund II, L.P. and Merrill Lynch Equipment Finance LLC, dated September 29, 2006. (7)

10.5		Amendment Agreement, dated as of January 29, 2007, among Lease Equity Appreciation Fund II, L.P. and Merrill Lynch Commercial Finance Corp. (9)

31.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1		Certification of Chief Executive Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2		Certification of Chief Financial Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed previously on June 17, 2004 as an exhibit to our Registration Statement and by this reference incorporated herein.

(2)	Filed previously on September 8, 2004 in Pre-Effective Amendment No. 1 as an exhibit to our Registration Statement and by this reference incorporated herein.

(3)	Filed previously on August 15, 2005 as an exhibit to our Form 10-Q for the quarter ended June 30, 2005 and by this reference incorporated herein.

(4)	Filed previously on December 27, 2005 in Post-Effective Amendment No. 1 to our Registration Statement as Appendix A to the prospectus and by this reference incorporated herein.

(5)	Filed previously on March 30, 2006 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and by this reference incorporated herein.

(6)	Filed previously on May 15, 2006 as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and by this reference incorporated herein.

(7)	Filed previously on November 14, 2006 as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and by this reference incorporated herein.

(8)	Filed previously on March 31, 2008 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and by this reference incorporated herein.

(9)	Filed previously on March 30, 2007 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and by this reference incorporated herein.

3

SIGNATURES
          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEASE EQUITY APPRECIATION FUND II, L.P.
August __, 2008	By:
CRIT S. DEMENT
Chairman and Chief Executive Officer

          Pursuant to the requirements of the Securities Exchange Act of 1934, this amended report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

CRIT S. DEMENT	Chairman of the Board and Chief Executive Officer of the General Partner	August __, 2008

MILES HERMAN	President, Chief Operating Officer and Director of the General Partner	August __, 2008

ROBERT K. MOSKOVITZ	Chief Financial Officer and Treasurer of the General Partner	August __, 2008

	Director of the General Partner	August __, 2008
JONATHAN Z. COHEN

	Director of the General Partner	August __, 2008
ALAN D. SCHREIBER, M.D.

	Director of the General Partner	August __, 2008
LINDA RICHARDSON

	Director of the General Partner	August __, 2008
Jeffrey Brotman

4

EXHIBIT 31.1
CERTIFICATION
I, Crit S. DeMent, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the quarter ended December 31, 2007 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August __, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 31.2
CERTIFICATION
I, Robert K. Moskovitz, certify that:

1.	I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2007 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August __, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-K/A for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Crit S. DeMent, Chief Executive Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August __, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-K/A for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert K. Moskovitz, Chief Financial Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August __, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner